PAGE

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 11-K



              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1993

                                      OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                       For the transition period from     to

                          Commission file number 1-5663


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         401(k) SAVINGS AND INVESTMENT PLAN
 						                                 OF
                      CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                              2030 DONAHUE FERRY ROAD
                         PINEVILLE, LOUISIANA  71360-5226





PAGE

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                       401(k) SAVINGS AND INVESTMENT PLAN




                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULES

                 for the years ended December 31, 1993 and 1992

                     CENTRAL LOUISIANA ELECTRIC COMPANY, INC.

                          401(k) SAVINGS AND INVESTMENT



                                     INDEX



                                                                        Page

Report of Independent Accountants                                          1

Financial Statements:

  Statements of Net Assets Available For Plan Benefits
    as of December 31, 1993 and 1992                                     2-3

  Statements of Changes in Net Assets Available For Plan
    Benefits for the years ended December 31, 1993 and 1992              4-5

  Notes to Financial Statements                                            6


Supplemental Schedules:

  Schedule of Reportable Transactions for the year ended
    December 31, 1993                                                     14

  Schedule of Assets Held for Investment Purposes
    as of December 31, 1993                                               15

Signature                                                                 16

Exhibit 1                                                                 17

PAGE

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee of the
  Central Louisiana Electric Company, Inc.
  401(k) Savings and Investment Plan:

We have audited the statements of net assets available for plan benefits of Central Louisiana Electric Company, Inc. 401(k) Savings and Investment Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsi-bility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Central Louisiana Electric Company, Inc. 401(k) Savings and Investment Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental sche-dules of reportable transactions for the year ended December 31, 1993 and assets held for investment purposes as of December 31, 1993 are presented for the purpose of additional analysis and are not a re-quired part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regula-tions for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



COOPERS & LYBRAND
New Orleans, Louisiana
May 20, 1994
PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                      4O1(k) SAVINGS AND INVESTMENT PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                              December 31, 1993





                                              Fund Information

                                Merrill     Merrill
                                 Lynch       Lynch      Merrill      Merrill
                                 Ready      Federal      Lynch        Lynch
                                 Assets    Securities   Capital     Basic Value
                                 Trust       Trust     Fund, Inc.    Fund, Inc.

        ASSETS

Investments, at fair value   $1,295,690   $1,708,624   $8,863,074   $15,362,221
Cash and cash equivalents            57           72          345           568

Short-term investments             -            -            -             -

Contributions receivable:
  Employer                         -            -            -             -
  Employee                        3,468        6,695       28,320        46,457

                                  3,468        6,695       28,320        46,457

Dividends and interest
  receivable                       -            -            -             -

                              1,299,215    1,715,391    8,891,739    15,409,246

     LIABILITIES

Interest payable                   -            -            -             -
Long-term debt                     -            -            -             -

                                   -            -            -             -

Net assets available
  for plan benefits          $1,299,215   $1,715,391   $8,891,739   $15,409,246

                                        Fund Information continued

                             Merrill        Central                  401(k)
                              Lynch        Louisiana                Savings &
                           Growth Fund     Electric                Investment
                          For Investment  Company, Inc.    Loan     Plan ESOP
                          and Retirement  Common Stock     Fund       Trust
         ASSETS

Investments, at fair value    $813,894   $17,123,140   $2,415,619   $35,577,912
Cash and cash equivalents           37           553         -                5

Short-term investments            -             -            -          272,816

Contributions receivable:
  Employer                        -             -            -          846,577
  Employee                       6,101        33,376         -             -

                                 6,101        33,376         -          846,577

Dividends and interest
  receivable                      -             -            -          608,423

                               820,032    17,157,069    2,415,619    37,305,733


     LIABILITIES

Interest payable                  -             -            -          479,076
Long-term debt                    -             -            -       28,080,000

                                  -             -            -       28,559,076

Net assets available
  for plan benefits           $820,032   $17,157,069   $2,415,619   $ 8,746,657

                                  Fund Information continued


                                            Total

       ASSETS

Investments, at fair value              $83,160,174
Cash and cash equivalents                     1,637

Short-term investments                      272,816

Contributions receivable:
  Employer                                  846,577
  Employee                                  124,417

                                            970,994

Dividends and interest
  receivable                                608,423

                                         85,014,044


     LIABILITIES

Interest payable                            479,076
Long-term debt                           28,080,000

                                         28,559,076

Net assets available
  for plan benefits                     $56,454,968


                     The accompanying notes are an integral
                        part of the financial statements.

                                        2
PAGE

                     CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                       4O1(k) SAVINGS AND INVESTMENT PLAN
  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               December 31, 1992




                                             Fund Information

                              Merrill      Merrill
                               Lynch        Lynch       Merrill       Merrill
                               Ready       Federal       Lynch         Lynch
                               Assets     Securities    Capital     Basic Value
                               Trust        Trust      Fund, Inc.    Fund, Inc.

         ASSETS

Investments, at fair value   $1,610,710   $1,869,845   $7,732,652   $12,412,851
Cash and cash equivalents             3            3           81            39

Contributions receivable:
  Employer                         -            -            -             -
  Employee                        5,721        6,326       30,066        45,341

                                  5,721        6,326       30,066        45,341

Dividends and interest
  receivable                       -            -            -             -

                              1,616,434    1,876,174    7,762,799    12,458,231


      LIABILITIES

Interest payable                   -            -            -             -
Amounts due participants         46,012         -          27,359        16,898
Due to (due from) other funds    (1,123)     (13,499)          80            40
Long-term debt                     -            -            -             -

                                 44,889      (13,499)      27,439        16,938

Net assets available
   for plan benefits         $1,571,545   $1,889,673   $7,735,360   $12,441,293

                                        Fund Information continued

                             Merrill        Central                   401(k)
                              Lynch         Louisiana               Savings &
                           Growth Fund      Electric                Investment
                          For Investment  Company, Inc.   Loan       Plan ESOP
                          and Retirement  Common Stock    Fund         Trust

         ASSETS

Investments, at fair value     $95,944   $17,293,797   $2,203,847   $34,733,541
Cash and cash equivalents         -           45,673         -          781,983

Contributions receivable:
  Employer                        -             -            -          343,236
  Employee                       1,691        33,119         -             -

                                 1,691        33,119         -          343,236

Dividends and interest
  receivable                      -             -            -          609,262

                                97,635    17,372,589    2,203,847    36,468,022


     LIABILITIES

Interest payable                  -             -            -          430,468
Amounts due participants          -           10,193        8,500        46,945
Due to (due from) other funds     -           14,502         -             -
Long-term debt                    -             -            -       29,350,000

                                  -           24,695        8,500    29,827,413

Net assets available
  for plan benefits            $97,635   $17,347,894   $2,195,347   $ 6,640,609

                                   Fund Information continued

                                             Total

       ASSETS

Investments, at fair value               $77,953,187
Cash and cash equivalents                    827,782

Contributions receivable:
  Employer                                   343,236
  Employee                                   122,264

Dividends and interest
  receivable                                 465,500

                                             609,262

                                          79,855,731


     LIABILITES

Interest payable                             430,468
Amounts due participants                     155,907
Due to (due from) other funds                   -
Long-term debt                            29,350,000

                                          29,936,375

Net assets available
  for plan benefits                      $49,919,356



                   The accompanying notes are an integral
                      part of the financial statements.

                                       3
PAGE

                     CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                        401(k) SAVINGS AND INVESTMENT PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

                       for the year ended December 31, 1993




                                             Fund Information

                                Merrill     Merrill
                                 Lynch       Lynch       Merrill      Merrill
                                 Ready      Federal       Lynch        Lynch
                                 Assets    Securities    Capital    Basic Value
                                 Trust       Trust      Fund, Inc.   Fund, Inc.

Income from investment
  activities:
  Net investment income      $   48,209   $  105,469   $  618,560   $   961,009
  Net appreciation (deprecia-
    tion) in fair value of
    investments                  (1,123)      21,117      507,067     1,903,200

                                 47,086      126,586    1,125,627     2,864,209

Contributions:
  Employer                         -            -            -             -
  Employee                      135,372      175,875      842,299     1,327,417

                                135,372      175,875      842,299     1,327,417

    Total additions             182,458      302,461    1,967,926     4,191,626

Employee distributions and
  withdrawals                   768,787      210,841      534,593       890,879
Interest expense                   -            -            -             -
Loan withdrawals                 14,677       46,575      308,493       484,856
Net transfers and loan
  repayments                   (328,676)     219,327      (31,539)     (152,062)

    Total deductions            454,788      476,743      811,547     1,223,673

    Increase (decrease) in
      net assets available
      for plan benefits        (272,330)    (174,282)   1,156,379     2,967,953

Net assets available for
  plan benefits, beginning
  of year                     1,571,545    1,889,673    7,735,360    12,441,293

Net assets available for
  plan benefits, end of year $1,299,215   $1,715,391   $8,891,739   $15,409,246

                                          Fund Information continued

                               Merrill       Central                   401(k)
                               Lynch        Louisiana                Savings &
                            Growth Fund     Electric                 Investment
                           For Investment  Company, Inc.    Loan     Plan ESOP
                           and Retirement  Common Stock     Fund       Trust

Income from investment
  activities:
  Net investment income        $ 84,155   $ 1,067,174   $     -      $2,419,816
  Net appreciation (deprecia-
    tion) in fair value of
    investments                 (16,087)     (106,152)        -         877,171

                                 68,068       961,022         -       3,296,987

Contributions:
  Employer                         -             -            -         846,577
  Employee                       94,786       952,511         -            -

                                 94,786       952,511         -         846,577

    Total additions             162,854     1,913,533         -       4,143,564

Employee distributions and
  withdrawals                       279     1,732,116      153,799         -
Interest expense                   -             -            -       2,037,516
Loan withdrawals                  1,111       490,488   (1,346,200)        -
Net transfers and loan
  repayments                   (560,933)     (118,246)     972,129         -

    Total deductions           (559,543)    2,104,358     (220,272)   2,037,516

    Increase (decrease) in
      net assets available
      for plan benefits         722,397      (190,825)     220,272    2,106,048

Net assets available for
  plan benefits, beginning
  of year                        97,635    17,347,894    2,195,347    6,640,609

Net assets available for
  plan benefits, end of year   $820,032   $17,157,069   $2,415,619  $ 8,746,657

                                    Fund Information continued

                                             Total

Income from investment
  activities:
  Net investment income                  $ 5,304,392
  Net appreciation (deprecia-
    tion) in fair value of
    investments                            3,185,193

                                           8,489,585

Contributions:
  Employer                                   846,577
  Employee                                 3,528,260

                                           4,374,837

    Total additions                       12,864,422

Employee distributions and
  withdrawals                              4,291,294
Interest expense                           2,037,516
Loan withdrawals                                -
Net transfers and loan
  repayments                                    -

    Total deductions                       6,328,810

    Increase (decrease) in
      net assets available
      for plan benefits                    6,535,612

Net assets available for
  plan benefits beginning
  of year                                 49,919,356

Net assets available for
  plan benefits, end of year             $56,454,968



                   The accompanying notes are an integral
                       part of the financial statements.

PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                      401(k) SAVINGS AND INVESTMENT PLAN
     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                            WITH FUND INFORMATION

                     for the year ended December 31, 1992



                                              Fund Information

                                Merrill      Merrill
                                 Lynch        Lynch      Merrill       Merrill
                                 Ready       Federal      Lynch         Lynch
                                 Assets     Securities   Capital     Basic Value
                                 Trust        Trust     Fund, Inc.    Fund, Inc.

Income from investment
  activities:
    Net investment income    $   72,671   $  132,095   $  544,851   $   636,874
    Net appreciation (dep-
      reciation) in fair
      value of investments         -         (10,759)    (145,553)      599,753

                                 72,671      121,336      399,298     1,236,627

Contributions:
  Employer                         -            -            -             -
  Employee                      187,694      197,170      834,967     1,256,309

                                187,694      197,170      834,967     1,256,309

    Total additions             260,365      318,506    1,234,265     2,492,936

Employee distributions and
  withdrawals                   416,715      166,117      308,922       453,005
Interest expense                   -            -            -             -
Loan withdrawals                 69,881       58,094      264,044       527,471
Net transfers and loan
  repayments                    628,911      (21,719)      91,256     1,246,608

    Total deductions          1,115,507      202,492      664,222     2,227,084

    Increase (decrease)
      in net assets
      available for
      plan benefits            (855,142)     116,014      570,043       265,852

Net assets available for
  plan benefits, beginning
  of year                     2,426,687    1,773,659    7,165,317    12,175,441

Net assets available for
  plan benefits, end of year $1,571,545   $1,889,673   $7,735,360   $12,441,293

                                          Fund Information contintued

                                Merrill      Central                   401(k)
                                 Lynch      Louisiana                Savings &
                             Growth Fund     Electric                Investment
                           For Investment  Company, Inc.   Loan      Plan ESOP
                           and Retirement  Common Stock    Fund         Trust

Income from investment
  activities:
    Net investment income       $ 3,051   $   961,076   $     -      $2,430,319
    Net appreciation (dep-
      reciation) in fair
      value of investments        2,058      (342,224)        -        (540,071)

                                  5,109       618,852         -       1,890,248

Contributions:
  Employer                         -             -            -         343,236
  Employee                       22,447       889,928         -            -

                                 22,447       889,928         -         343,236

    Total additions              27,556     1,508,780         -       2,233,484

Employee distributions and
  withdrawals                      -        1,463,658       51,695       46,944
Interest expense                   -             -            -       1,534,726
Loan withdrawals                  3,866       470,020   (1,393,376)        -
Net transfers and loan
  repayments                    (73,945)   (2,544,930)     673,819         -

    Total deductions            (70,079)     (611,252)    (667,862)   1,581,670

    Increase (decrease)
      in net assets
      available for
      plan benefits              97,635     2,120,032      667,862      651,814

Net assets available for
  plan benefits, beginning
  of year                          -       15,227,862    1,527,485    5,988,795

Net assets available for
  plan benfits, end of year     $97,635   $17,347,894   $2,195,347   $6,640,609

                                     Fund Information continued


                                              Total

Income from investment activies:
  Net investment income                   $ 4,780,937
  Net appreciation (deprecia-
    tion) in fair value of
    investments                              (436,796)

                                            4,344,141

Contributions:
  Employer                                    343,236
  Employee                                  3,388,515

                                            3,731,751

    Total additions                         8,075,892

Employee distributions and
  withdrawals                               2,907,056
Interest expense                            1,534,726
Loan withdrawals                                 -
Net transfers and loan
  repayments                                     -

    Total deductions                        4,441,782

    Increase (decrease)
      in net assets
      available for
      plan benefits                         3,634,110

Net assets available for
  plan benefits, beginning
  of year                                  46,285,246

Net assets available for
  plan benefits, end of year              $49,919,356



                    The accompanying notes are an integral
                       part of the financial statements.

PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                     401(k) SAVINGS AND INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS



 1.    Summary of Significant Accounting Policies and Description of Plan:

       Plan Description

       The 401(k) Savings and Investment Plan ("the Plan"), which was adopted January 1, 1985, is intended to provide eligible employees of Central Louisiana Electric Company, Inc. (the "Company" or "CLECO") with long-term savings and investment opportunities. The Plan is a defined contribution plan including an employee stock ownership plan (the "ESOP") which enables employees to invest up to 6% of their annual compensation through payroll savings deductions. Effective April 2, 1992, the ESOP was added and the prior 50% match was replaced with a 66-2/3% match of the Company's convertible preferred stock, 1992 series. Non-matched contributions up to an additional 10% of annual compensation can be made. In conjunction with the amendment, the Company changed the name of the plan from the Employee Savings and Investment Plan to the 401(k) Savings and Investment Plan. Participation in the Plan is voluntary. Employees eighteen years or older are eligible to participate after completion of one year of continuous service.

       Plan Administration

       The administration of the Plan is the responsibility of an administrative committee (the "Committee") comprised of employees of the Company. The Committee is appointed by the Company's Board of Directors. Administrative expenses incurred by the Plan are borne by the Company. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with Merrill Lynch Trust Company. In 1992, State Street Bank and Trust became the trustee of the ESOP.


                                   Continued
                                       6

PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                     401(k) SAVINGS AND INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


 1.    Summary of Significant Accounting Policies and Description of
       Plan, continued:

       Contributions

       Contributions are recorded in the period the Company makes payroll deductions from participants. Unless otherwise restricted by law, participants may contribute on a pretax basis up to 16% of annual base compensation. The Company's matching contribution is equal to not less than 66-2/3% (50% prior to April 2, 1992) of the employees' total pretax basic contribution, limited to 6% of annual compensation. Subsequent to April 2, 1992, Company contributions are made by the allocation of ESOP shares to participants. Certain qualified rollovers are permitted. The Trustee, in accordance with the participants' directives, invests the employee contributions (and prior to April 2, 1992, matching contributions) in one of five publicly traded mutual funds and in the Company's $2 par value common stock. The following is a brief description of the investment objective of each publicly traded mutual fund:

       - Merrill Lynch Ready Assets Trust seeks to achieve a high rate of current income and preservation of capital and liquidity through investment in a diversified portfolio of short-term money market securities.

       - Merrill Lynch Federal Securities Trust seeks to achieve a high current return through investments in U.S. Government and Government agency securities.

       - Merrill Lynch Capital Fund, Inc. seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt, and convertible securities.

       - Merrill Lynch Basic Value Fund, Inc. seeks to achieve capital growth and current income primarily through investments in equity securities.


                                   Continued
                                       7
PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                      401(k) SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


 1.    Summary of Significant Accounting Policies and Description of
       Plan, continued:

       - Merrill Lynch Growth Fund for Investment and Retirement seeks to achieve capital growth and income through investing in a diversified portfolio of equity securities.

       Participants' Accounts

       The Trustees maintain accounts on behalf of each Plan partici-pant. Each account is credited with (a) the participant's pretax, after tax or rollover contribution, (b) the Company's contribution and (c) the participant's share of Plan earnings. Participants are fully vested in their accounts at all times.

       Withdrawals and Loans

       Funds in participants' accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their accounts or as a distribution in kind of shares held for his account in the ESOP fund or common stock fund. A participant is entitled to receive a whole number of shares. Active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships. Prior to April 2, 1992, distributions were made either in a lump-sum amount or in installments over a period not to exceed ten years.

       Loans are available to participants up to specified limits. The term of loans shall not exceed five years and the interest rate is determined by the Committee.

       Benefits payable for terminations and withdrawals are included in net assets available for plan benefits and are charged to net assets available for plan benefits when paid. This accounting method differs from that required in the Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises.

                                   Continued
                                       8
PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                     401(k) SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


 1.    Summary of Significant Accounting Policies and Description of
       Plan, continued:

       Accordingly, net assets available for plan benefits as of December 31, 1993 the net increase in net assets available for plan benefits for the year ended December 31, 1993 differ from that which is expected to be reported in the Form 5500 as follows:
                                                            Net Assets
                                                           Available for
                                                           Plan Benefits

            As reported herein                              $56,454,968
            Accrued benefits payable                           (814,833)

            Expected to be reported in Form 5500            $55,640,135

       Investment Valuation

       Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year. The Merrill Lynch Ready Asset Trust is valued at cost plus reinvested interest. Loans made to participants are valued at the unpaid principal balance. CLECO convertible preferred stock is valued based on the quoted market value of CLECO common stock.

       Income Recognition

       Transactions in the various funds are accounted for using the transaction date. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Priority Upon Termination of Plan

       The Plan may be terminated at any time by the Company's Board of Directors. Upon termination, all assets are to be distributed to Plan participants or their beneficiaries. Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

                                   Continued
                                       9
PAGE

                   CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                      401(k) SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS

 2.    Investments:

       Information relative to investments at December 31, 1993 and number of participants are as follows:

       December 31, 1993

                             Number of      Units/                     Fair
           Description      Participants    Shares        Cost         Value


        Merrill Lynch Ready
        Assets Trust              436    1,295,690    $ 1,295,690    $ 1,295,690

        Merrill Lynch Federal
        Securities Trust          361      171,205      1,633,270      1,708,624

        Merrill Lynch Capital
        Fund, Inc.                744      316,878      7,813,577      8,863,074

        Merrill Lynch Basic
        Value Fund, Inc.          944      657,348     12,858,270     15,362,221

        Merrill Lynch Growth
        Fund for Investment
        and Retirement            107       46,561        834,823        813,894

        Central Louisiana
        Electric Company, Inc.
        Common Stock              875      691,844     12,523,498     17,123,140

        Loan Fund                 434    2,415,619           -         2,415,619

        Central Louisiana
        Electric Company, Inc.
        Convertible Preferred
        Stock Series of 1992    1,388      299,531     29,953,100     35,577,912



                                                      $66,912,228    $83,160,174

       In January, 1994 and 1993, the Company allocated 16,134 and 15,394 shares of the preferred stock with a cost of $1,613,400 and $1,539,400 and a market value of $1,916,720 and $1,782,625 as their matching contribution for 1993 and 1992, respectively. At December 31, 1993, the ESOP held 42,518 shares which had been allocated to participants' accounts.

                                   Continued
                                       10
PAGE

                     CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                       401(k) SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

 2.    Investments, continued:

       Each share of preferred stock is convertible into 4.8 shares of the Company's common stock. The convertible preferred stock is redeemable at the option of the Company beginning April 1, 1996, at the redemption price of $104.0625 per share and at lesser amounts thereafter. Prior to April 1, 1996, the convertible preferred stock is redeemable upon the occurrence of certain events or conditions at redemption prices ranging from $108.125 to $104.875 per share. The dividend rate on the preferred stock was 8.125% in 1993 and 1992.

       Information relative to investments at December 31, 1992 and number of participants are as follows:

       December 31, 1992

                             Number of     Units/                        Fair
           Description      Participants   Shares         Cost           Value


        Merrill Lynch Ready
        Assets Trust              481    1,610,710    $ 1,610,710    $ 1,610,710

        Merrill Lynch Federal
        Securities Trust          381      190,606      1,821,365      1,869,845

        Merrill Lynch Capital
        Fund, Inc.                769      293,682      7,101,778      7,732,652

        Merrill Lynch Basic
        Value Fund, Inc.          944      610,268     11,485,603     12,412,851

        Merrill Lynch Growth
        Fund For Investment &
        Retirement                 28        6,447         94,184         95,944

        Central Louisiana
        Electric Company, Inc.
        Common Stock              879      716,841     13,911,461     17,293,797

        Loan Fund                 416    2,203,847           -         2,203,847

        Central Louisiana
        Electric Company, Inc.
        Convertible Preferred
        Stock Series of 1992    1,351      299,944     29,994,400     34,733,541




                                                      $66,019,501    $77,953,187
                                    Continued
                                        11
PAGE

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                      401(k) SAVINGS AND INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


 2.    Investments, continued:

       As of December 31, 1993 and 1992, the Plan's investments in Merrill Lynch Capital Fund, Inc., Merrill Lynch Basic Value Fund, Inc., Central Louisiana Electric Company, Inc. Common Stock and Central Louisiana Electric Company, Inc. Convertible Preferred Stock Series of 1992 were in excess of 5 percent of net assets available for plan benefits.


 3.    Notes Payable:

       On April 2, 1991, the Plan entered into a $30 million borrowing agreement with the Bank of New York (the Bank) to finance the purchase of 300,000 shares of CLECO convertible preferred stock, 1992 series. In July 1992, CLECO purchased the remaining principle balance of the loan. The ESOP makes debt service payments to CLECO from dividends received on unallocated CLECO convertible preferred stock and, if necessary, from additional contributions by CLECO in amounts necessary to satisfy debt service requirements.

       Through 1992, borrowings bore interest at a variable rate of interest (5.8125% at December 31, 1992). Effective in January 1993, CLECO fixed the rate of interest at 7.4%. Principal payments are required to begin in January of 1999 and continue until January 2009. In January, 1994, the plan made a principal prepayment of $1,205,000.

       The preferred shares have been pledged as collateral for the loan. Pursuant to ERISA regulations, debt service payments must be made to unencumber shares for allocation to participant accounts. Prior to July 1992, the Company was guarantor for the loan.


 4.    Employee Stock Ownership Plan:

       On April 2, 1991, the Company amended and restated the Plan to include the ESOP. In conjunction with this amendment the Central Louisiana Electric Company, Inc. 401(k) Savings and Investment Plan ESOP Trust (the "Trust") was established with State Street Bank and Trust Company as trustee. The Trust borrowed $30,000,000 (which, prior to July 1992, was guaranteed by the Company) to purchase 300,000 shares of a new issue of the Company's convertible preferred stock, $100 par value.

                                  Continued
                                      12
PAGE

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                       401(k) SAVINGS AND INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


 5.    Tax Status:

       The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is exempt from Federal income taxes under provision of Section 501(a). A favorable determination letter has been issued by the Internal Revenue Service concerning the Plan.

       Participants' pretax contributions, the Company's contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to Federal income taxes until these amounts are distributed.

                           SUPPLEMENTAL SCHEDULES




PAGE

                    CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1993




                                       Purchase           Selling
                                       Price and          Price and
                                       Value at           Value at
  Description          Number of      Transaction        Transaction
of Transactions      Transactions        Dates             Dates

  Purchase
Transactions

Merrill Lynch
Ready Assets
Trust                     165          $1,662,114              -

Merrill Lynch
Capital Fund,
Inc.                      129          $2,105,666              -

Merrill Lynch
Basic Value
Fund, Inc.                152          $3,847,671              -

Central Louisiana
Electric Company,
Inc. Common Stock
$2.00 Par Value           144          $2,985,882              -


  Selling
Transactions

Merrill Lynch
Ready Assets
Trust                      68                -           $1,977,137

Merrill Lynch
Capital Fund,
Inc.                       57                -           $1,482,249

Merrill Lynch
Basic Value
Fund, Inc.                 69                -           $2,801,409

Central Louisiana
Electric Company,
Inc. Common Stock,
$2.00 par value            50                -            $2,349,637




          (ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS continued)

                                                      Gain
  Description                 Cost of              (Loss) from
of Transaction              Shares Sold            Transaction

  Purchase
Transactions

Merrill Lynch
Ready Assets
Trust                       $1,662,114                   -

Merrill Lynch
Capital Fund,
Inc.                              -                      -

Merrill Lynch
Basic Value
Fund, Inc.                        -                      -

Central Louisiana
Electric Company,
Inc. Common Stock
$2.00 Par Value                   -                      -


  Selling
Transactions

Merrill Lynch
Ready Assets
Trust                        $1,977,137                  -

Merrill Lynch
Capital Fund,
Inc.                         $1,338,756              $143,493

Merrill Lynch
Basic Value
Fund, Inc.                   $2,468,612              $332,797

Central Louisiana
Electric Company,
Inc. Common Stock,
$2.00 Par Value              $1,691,889              $657,748



There were no significant expenses associated with the above transactions.

PAGE

                  CENTRAL LOUISIANA ELECTRIC COMPANY, INC.
                     401(k) SAVINGS AND INVESTMENT PLAN
        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          as of December 31, 1993



                                    Units/                        Current
Description                         Shares          Cost           Value

Merrill Lynch Ready
Assets Trust                      1,295,690     $ 1,295,690     $ 1,295,690

Merrill Lynch Federal
Securities Trust                    171,205       1,633,270       1,708,624

Merrill Lynch Capital
Fund, Inc.                          316,878       7,813,577       8,863,074

Merrill Lynch Basic
Value Fund, Inc.                    657,348      12,858,270      15,362,221

Merrill Lynch Growth
Fund for Investment &
Retirement                           46,561         834,823         813,894

Central Louisiana
Electric Company, Inc.
Common Stock, $2.00 par
value                               691,844      12,523,498      17,123,140

Loan Fund                         2,415,619            -          2,415,619

Central Louisiana
Electric Company, Inc.
Convertible Preferred
Stock, Series of 1992               299,531      29,953,100      35,577,912

                                                $66,912,228     $83,160,174






                                       15
PAGE

                                   SIGNATURE




     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      401(k) SAVINGS AND INVESTMENT PLAN OF
                                      CENTRAL LOUISIANA ELECTRIC COMPANY, INC.



Date:  June 27, 1994                  David M. Eppler, Chairman
                                        of the Plan Committee










                                       16